[Letterhead of Dorsey & Whitney LLP]

August 20, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-0303
Attn:    Ms. Christina Chalk

VIA FACSIMILE, FED EX AND EDGAR

Re:                               Meridian Gold Inc.
Schedule TO-T filed by Yamana Gold Inc. on July 20, 2007
Schedule TO/A filed on July 31, 2007
Schedule TO/A filed on August 6, 2007
Schedule TO/A filed on August 8, 2007
Schedule TO/A filed on August 9, 2007
Rule 425 material filed on July 5, 2007
SEC File No. 5-48357

Form F-10 filed by Yamana Gold Inc. on July 20, 2007
SEC File No. 333-144723

Form 40-F for the fiscal year ended December 31, 2006
Filed April 2, 2007 by Yamana Gold Inc.
SEC File No. 1-31880

Dear Ms. Chalk:

On behalf of our client, Yamana Gold Inc. (“Yamana”), a corporation organized under the laws of Canada, set forth below are the responses of Yamana to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the filings referenced above, which you delivered in a letter dated August 13, 2007 (the “Comment Letter”).  We transmit herewith a copy of Amendment No. 9 (the “Amendment”) to the Company’s Schedule TO-T (SEC File No. 5-48357) filed on July 20, 2007 (the “Schedule TO”) with respect to the Company’s offer to purchase all of the outstanding common shares of Meridian Gold Inc. (the “Offer”).  The Amendment was filed August 20, 2007 via EDGAR.  Yamana’s Offer and Circular, dated July 19, 2007 (the “Offer and Circular”), was included as Exhibit (a)(1)(A) to the Schedule TO.

The responses to certain comments contained in the Comment Letter refer to the Notice of Variation and Extension, dated August 14, 2007 (the “Notice of Variation”), to Yamana’s Offer and Circular.  The Notice of Variation was included as Exhibit (a)(1)(Q) to Amendment No. 5 to the Schedule TO filed via EDGAR on August 14, 2007.

For ease of reference, each comment contained in the Comment Letter appears directly above Yamana’s corresponding response.  Capitalized terms defined in the Schedule TO and used in the following responses without definition shall have the meanings specified in the Schedule TO.

General

1.              Rule 14d-3(a) requires the bidder in a tender offer subject to Regulation 14D to file a Schedule TO “as soon as practicable on the date of commencement of the tender offer.”  Similarly, Section 5(c) of the Securities Act of 1933 prohibits the offer and sale of a security unless a registration statement has been filed with respect to such security.  In a press release dated July 19, 2007 and filed as Rule 425 material, you stated that Yamana “has filed with the securities regulators in Canada and the United States its formal offer for all of the outstanding common shares of Meridian Gold Inc. Accordingly, Yamana is commencing the mailing of its offering circular and related documents to Meridian shareholders.” It therefore appears that you began mailing the Offer materials before you filed the Schedule TO-T and Form F-10. Please explain the reasons for the delay and why you do not believe such delay represents a violation of the rule provisions cited above.

Response:  Yamana first sent the Offer and Circular to Meridian shareholders in the afternoon of July 20, 2007.  Pursuant to Rule 14d-2(a), the date of commencement of the Offer was July 20, 2007.  Yamana filed the Schedule TO as soon as practicable on July 20, 2007 in compliance with the requirements of Rule 14d-3(a).  Yamana filed its Registration Statement on Form F-10 (SEC File No. 333-144723) after the EDGAR filing deadline of 5:30 p.m., Eastern Time, on July 19, 2007.  Therefore, the Form F-10 was deemed filed on July 20, 2007.

2.              See comment 1. We note that Yamana held a conference call and audio webcast to discuss its Offer for Meridian on June 28, 2007. The conference call replay was available from that date through July 6, 2007; however, you did not file the transcript of the conference call until July 5, 2007. Please explain the reasons for the delay and why you do not believe such a delay constitutes a violation of Rule 14d-2(b), requiring that all pre-commencement communications be filed “no later than the date of the communication.”

Response:  Yamana filed the transcript after the EDGAR filing deadline of 5:30 p.m., Eastern Time, on July 3, 2007.  Since the EDGAR system was closed on July 4 holiday, the filing was deemed filed on July 5, 2007.  Despite Yamana’s good faith and reasonable efforts to file the transcript on a timely basis, unanticipated complications in preparing an accurate transcript of the conference call led to an unintentional delay in its filing.  We note that, pursuant to Rule 165(e), “an immaterial or unintentional . . . delay in filing” materials required to be filed under Rule 165 will not result in a violation of the prospectus delivery requirements of the Securities Act of 1933, as amended, if “a good faith and reasonable effort was made to comply with the filing requirement” and the filing is made “as soon as practicable after discovery of the failure to file.”

Schedule TO-T filed July 20, 2007

3.               As you know, a tender offer schedule must be filed by the entity offering to purchase securities in a tender offer and any person “on whose behalf a tender offer is made.” See definition of “offeror” in General Instruction K to Schedule TO and Rule 14d-1(g)(2).  We believe Northern Orion may be an offeror or bidder in this tender offer, as defined in the provisions. We note in particular that Northern Orion has agreed to provide a $200 million loan to Yamana to pay a majority of the cash consideration to be paid in this Offer.  This loan is not conditioned on the completion of the Northern Orion Transaction.  In addition, Northern Orion will beneficially own a significant portion of the Shares tendered Into the Offer by virtue of the Northern Orion Transaction. Please add Northern Orion as a bidder on the Schedule TO and revise the Offering Circular to provide all of the disclosure required by Schedule TO-T as to Northern Orion. Alternatively, provide an analysis in your response letter as to why Northern Orion should not be deemed a bidder in this Offer. Please address the factors listed in the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline (November 14, 2000), available on the SEC’s Web site at www.sec.gov.

Response:  We have carefully reviewed the definition of “bidder” under Rule 14d-1(g)(2) of the Securities Exchange Act of 1934 and the interpretation of that rule provided in the Division of Corporation Finance’s November 14, 2000 Current Issues Outline (the “Outline”) under Section II.D.2 Mergers and Acquisitions – “Identifying the Bidder in a Tender Offer.” As a result of that review as well as the facts and circumstances of the initiation, structure and negotiation of the Offer, we respectfully submit that Northern Orion should not be deemed a bidder in the Offer.

Pursuant to Rule 14d-1(g)(2), a “bidder” means a person “who makes a tender offer or on whose behalf a tender offer is made...”  We respectfully conclude that Northern Orion is not a bidder in the Offer because Northern Orion is not the entity making the Offer, nor is the Offer being made on behalf of Northern Orion.  The Offer is being made by and on behalf of Yamana.

The substance of the Offer and the Northern Orion Transaction is the acquisition of two arm’s length parties by Yamana.  In considering whether to pursue the two transactions, Yamana determined that it would only pursue either transaction if both acquisitions could be completed.  The Offer is conditional upon, inter alia, all of the conditions to the Northern Orion Transaction having been satisfied or waived and the Northern Orion Transaction is conditional upon, inter alia, the Minimum Deposit Condition having been satisfied.  As a result of the consensual nature of the Northern Orion Transaction and its conditionality on the Offer, there are certain contractual arrangements between Yamana and Northern Orion that pertain to the Offer. The disclosure made to Shareholders in the Offer and Circular, which includes a summary of the Northern Orion Transaction and the Loan Agreement, a description of Northern Orion’s business and mineral projects to be acquired by Yamana and historical financial statements of Northern Orion, is consistent with the substance of the transaction.

As part of the Northern Orion Transaction, Northern Orion agreed to provide the Loan.  As noted by the Staff, Northern Orion’s commitment to disburse funds pursuant to the Loan is not contingent upon completion of the Northern Orion Transaction.  Accordingly, Northern Orion’s role in the Offer is that of a lender.  We note that a party that simply provides debt financing which enables a bidder in a tender offer to pay cash consideration to the target’s shareholders has not traditionally been deemed to be a bidder under Rule 14d-1(g)(2).  Further, as disclosed in the Notice of Variation, Yamana intends to use a new US $400 million committed term credit facility to fund the cash portion of the Offer Consideration.  As noted in the Notice of Variation, Yamana does not intend to use any portion of the Loan to fund the cash consideration payable in the Offer.

Northern Orion is not acquiring any Shares in the Offer and will not own any Shares tendered to the Offer, is not paying the consideration following the tendering of any Shares and does not in any way control the bidder, Yamana, in connection with the Offer or generally. Furthermore, Northern Orion does not have any decision-making authority with respect to the Offer in any decision by Yamana to change the Offer consideration or otherwise amend any of the terms of the Offer.  We refer the Staff to Section 4.02(y)(ii) of the Northern Orion Agreement, dated as of July 19, 2007 (filed as Exhibit 99.1 to Yamana’s Current report on Form 6-K filed on July 19, 2007), which states explicitly: “Yamana shall have exclusive control, in its sole discretion, over all matters relating to the Meridian Offer and the Second Step Transaction (as defined below), including in respect of variations to the Meridian Offer, extensions of the Meridian Offer, termination or withdrawal of the Meridian Offer, determination of conditions of the Meridian Offer and satisfaction or waiver of such conditions and take-up of common shares of Meridian under the Meridian Offer.”  Substantially the same provision was included in Letter Agreement, dated as of June 27, 2007, between Yamana and Northern Orion (filed as Exhibit 99.1 to Yamana’s Current report on Form 6-K filed on July 5, 2007) (the “Letter Agreement”), which was executed by Yamana and Northern Orion prior to the announcement of Yamana’s intention to make the Offer.

In analyzing the circumstances and facts surrounding the Offer within the framework described in the Outline, Yamana considered the seven factors that Staff looks to in determining whether an entity falls within the definition of a bidder, and have concluded as follows:

i.                                          Northern Orion did not play a significant role in initiating, structuring and negotiating the Offer.

Yamana and Northern Orion did not collaborate in the initiation or structuring of the Offer and, other than the preliminary meetings referred to Section 4 of the Offer and Circular under “Background to Transaction”, there have been no negotiations at all relating to the Offer.  The concept of making an offer for Meridian was exclusively conceived by Yamana and its advisors, and the negotiations between Yamana and Northern Orion related to the terms of the Letter Agreement, Northern Orion Agreement and Loan Agreement between such parties. The concept of the three-way business combination involving Yamana, Meridian and Northern Orion was first proposed by Yamana to Genuity Capital Markets in late April 2007, who in turn proposed the concept to principals at Northern Orion.

Other than a single conference call among Peter Marrone, Chairman and CEO of Yamana, Ed Dowling, President and CEO Meridian and David Cohen, President and CEO of Northern Orion, during the weekend of June 16 and 17, 2007 to introduce the concept of a consensual three-way business combination to Mr. Dowling, there have been no meetings or discussions between Yamana and Meridian regarding the Offer which have also involved Northern Orion or any of its advisors.

The terms and conditions of the Offer were determined unilaterally by Yamana and Northern Orion had no involvement in the determination of such terms and conditions.  Upon execution of the Letter Agreement, Northern Orion’s knowledge of the Offer was limited to the amount of the initial Offer Consideration and Yamana’s commitment to make the Offer within 30 days of the date of the Letter Agreement.  The Northern Orion Agreement and the Letter Agreement both provide that Yamana shall solely determine the conditions to the Offer.  The absence of influence of Northern Orion on the terms of the Offer is not consistent with the concept of a bidder.

Section 4.02 (y)(vii) of the Northern Orion Agreement provides that Yamana shall have carriage of any and all discussions or negotiations with Meridian relating to the Offer.  Section 4.02(y)(iii) of the Northern Orion Agreement provides that Yamana will keep Northern Orion informed of considerations, discussions, and plans of Yamana in respect of Meridian and to consult with Northern Orion with respect to any variation or extension of the Offer in order to allow Northern Orion’s financial advisors sufficient time to determine whether any such proposed change to the Offer would change the conclusions of any applicable fairness opinion.  The purpose of Section 4.02(y)(ii) is to enable the board of directors of Northern Orion to comply with its fiduciary duties with respect to making recommendations to its shareholders and convening the special meeting of Northern Orion shareholders called to approve the Northern Orion Transaction.  The Letter Agreement contained the same provisions.

ii.                                       Northern Orion is not acting together with Yamana as the named bidder under the Offer.

Northern Orion’s involvement in the Offer has been limited to considering the effect of the Offer on the proposed acquisition of Northern Orion by Yamana and satisfying the conditions to the Northern Orion Transaction.

Northern Orion has not participated with Yamana in obtaining stock exchange or other regulatory approvals required by Yamana for the completion of the Offer.  All of the fees and expenses of the Offer will be borne solely by Yamana.

iii.                                    Northern Orion does not have any control over the terms of the Offer.

As noted above, the terms of the Offer were determined exclusively by Yamana, including the offer price, form of consideration to be offered to Meridian shareholders and the conditions to the Offer.  Pursuant to the Northern Orion Agreement, Yamana has exclusive control over the terms of the Offer and shall have sole carriage of any negotiations with Meridian in connection with the Offer.  In addition, Yamana may amend the terms of the Offer in its sole discretion and without the approval of Northern Orion, including amendments regarding the consideration to be offered to Meridian shareholders and the expiration of the Offer.  For example, on August 14, 2007, Yamana unilaterally varied the terms of the Offer to increase the cash component of the Offer Consideration, extend the expiry date of the Offer until September 7, 2007 and delete the due diligence access condition to the Offer.  Northern Orion did not play any role in determining the terms of the variation and its involvement was limited to reconfirming that its board recommended shareholders of Northern Orion vote in favor of the Northern Orion transaction after having considered the terms of variation and confirming that it would proceed to hold the meeting of shareholders of Northern Orion to approve the Northern Orion Transaction on August 22, 2007.

iv.                                   Northern Orion is not providing financing for the Offer, or playing a primary role in obtaining financing for the Offer.

On August 14, 2007, Yamana announced in the Notice of Variation that it intends to fund the cash portion of the consideration from a new US $400 million committed credit facility and does not intend to use the Loan to pay the cash consideration for the Shares.

As a result of the cross-conditionally of the Offer and the Northern Orion Transaction, Yamana negotiated the Loan to address two scenarios.  First, in the event that the Northern Orion Transaction is not consummated and Yamana determines to delete the condition to the Offer relating to all conditions to the Northern Orion Transaction having been satisfied or waived, Yamana would have had a standalone financing commitment from Northern Orion on commercial terms and Northern Orion’s role would be no different than an arm’s length commercial lender.  In such circumstance, a notice of variation of the Offer would have been required to be delivered to Shareholders.  Second, in the event that the Northern Orion Transaction is not completed prior to, or concurrently with, the payment for Shares deposited to the Offer, the Loan would have ensured that Yamana had access to funds required to promptly pay for the Shares taken up under the Offer.

v.                                      Northern Orion does not control Yamana either directly or indirectly.

Yamana advises the Staff that Northern Orion does not control Yamana, directly or indirectly, nor will it as a result of the Northern Orion Transaction or the Offer.  Upon completion of the Northern Orion Transaction, Northern Orion will be a subsidiary of Yamana and will be controlled by Yamana.  In addition, Yamana and Northern Orion do not have any common officers or directors.  Each of Yamana and Northern Orion is widely held and neither company has a controlling shareholder.

vi.                                   Northern Orion did not form Yamana, or cause it to be formed.

Yamana advises the Staff that Northern Orion did not form, or cause to be formed, Yamana.

vii.          Northern Orion will not own the Shares purchased by Yamana.

Yamana advises the Staff that Northern Orion will not beneficially own any of the Shares purchased by Yamana in the Offer; after the consummation of the Offer and the Northern Orion Transaction, Northern Orion and Meridian will both be subsidiaries of Yamana, and shareholders of Yamana, Northern Orion and Meridian will be shareholders of the new entity.

4.              See the last comment above. To the extent that you add Northern Orion or any other parties as filers on the Schedule TO-T, please address all applicable comments below as to the new filing persons.

Response:  For the reasons discussed in the response to Comment 3, Yamana does not believe that any party other than Yamana is a “bidder” in the Offer under Rule 14d-1(g)(2) or an “offeror” in the Offer under General Instruction K to Schedule TO.

Offer and Circular dated July 19, 2007

Notice to Shareholders in the United Kingdom, page i

5.                                      We note the statement on page ii of the Offer to Purchase that “the Offer is not being made or directed at, and deposits of Shares will not be accepted from, any UK Shareholder (as defined) that is not an Eligible UK Shareholder (as hereinafter defined),” In your response letter, generally describe the restrictions on the ability of shareholders located in the United Kingdom to accept this exchange offer, and how these restrictions are consistent with the all-holders requirements of Rule 14d-10 of Regulation 14D. In addition, your analysis should include the approximate number of shareholders in the United Kingdom, the approximate percentage of Shares held by them, and the restrictions under UK law on your ability to allow the participation of UK Shareholders in this Offer as an “Eligible UK Shareholder.” Finally, if some UK Shareholders may receive consideration different from that being offered pursuant to this Circular, please describe.  We may have further comments.

Response:  The following description of the restrictions on the ability of Meridian shareholders located in the United Kingdom is based on information received from Yamana’s UK counsel.  We understand that the laws and regulations of the United Kingdom restrict the ability of Yamana to make an offer to all Meridian shareholders resident in the United Kingdom unless a prospectus is filed concurrently with the offer in the United Kingdom.  Under applicable UK law, when shares are offered to the public in the United Kingdom an FSA-approved prospectus must be made available to the public before the offer is made, unless the offer comes within an applicable exemption.  Because a UK prospectus was not filed concurrently with the mailing of the Offer and Circular, Yamana is required to offer the Yamana shares included in the Offer Consideration to UK Shareholders in a manner that falls within one of these exemptions, and therefore has restricted the Offer in the UK only to UK Shareholders who are (or who are acting on behalf of) “qualified investors” within the meaning of section 86(7) of the Financial Services and Markets Act 2000 (“FSMA”).

A further restriction on the offer of Yamana shares to UK Shareholders arises under section 21 of the FSMA.  Because the Offer and Circular was not approved as a financial promotion by an authorized person in the UK it can only be sent to persons who fall within an applicable exemption.  Consequently, the Offer in the UK was also restricted to persons falling within Article 19(5) (investment professionals) or Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “FPO”) in order to fall within an exemption to section 21 of the FSMA.

To the best of Yamana’s knowledge, there are approximately 666 UK Shareholders, holding a total of 272,526 Shares (approximately 0.3% of the outstanding common shares of Meridian).  Yamana expects that some portion of the UK Shareholders are Eligible UK Shareholders.  Yamana has extended the Offer to Eligible UK Shareholders.  The consideration offered to Eligible UK Shareholders is the Offer Consideration described in the Offer and Circular.

As described in Section 22 of the Offer and Circular under the heading “Acquisition of Shares Not Deposited Pursuant to the Offer”, in the event that the conditions to Offer are waived or satisfied and Yamana takes up Shares under the Offer, Yamana intends to pursue a Compulsory Acquisition or a Subsequent Acquisition Transaction to acquire the Shares not acquired pursuant to the Offer.  Yamana understands that the offer of Yamana shares to UK Shareholders in a second stage transaction will be permitted under UK law so long as Yamana makes available to the public in the UK an FSA-approved prospectus (or a document regarded by the FSA as an equivalent document) in conjunction with the commencement of the second stage transaction.  Yamana intends, in the event that Yamana undertakes a Compulsory Acquisition or a Subsequent Acquisition Transaction, to prepare an FSA-approved prospectus and otherwise take such action to permit the offering of Yamana shares in a Compulsory Acquisition or a Subsequent Acquisition Transaction to all UK Shareholders.  Additionally, Yamana will conduct any Compulsory Acquisition or Subsequent Acquisition Transaction on the same terms as the Offer.

6.              See our last comment. Please provide similar analyses for the statements in bold-faced type on page iii, which also purport to limit certain Meridian shareholders’ ability to accept this Offer from certain jurisdictions.

Response:  Yamana is not aware that, other than the restrictions on UK Shareholders to accept the Offer discussed in its response to Comment 5, there are any restrictions on the ability to Shareholders to accept the Offer as a result of the jurisdictions in which such Shareholders are located.

Summary Term Sheet – If I accept the Offer, when will I be paid? page 5

7.              Your disclosure indicates that tendering shareholders may not receive payment for their Meridian Shares until the tenth business day after the Offer expires. Tell us why you believe this satisfies the prompt payment requirement of Rule 14e-1(c). If you are relying on any applicable exemption(s) available in connection with this Offer which you believe permit you to delay payment, please identify such exemption and describe the supporting facts that you believe allow your reliance on it.

Response:  Yamana has amended Offer and Circular in the Amendment to clarify that, if the conditions to the Offer are satisfied or waived, shareholders will receive payment for their Shares promptly after their Shares are taken up.

Summary of Pro Forma Consolidated Financial Information of Yamana, page 17

8.              Please remove the pro forma balance sheet information for the year ended December 31, 2006. Refer to Items 1010(c)(6) and 1010(b) of Regulation M-A. This comment also applies to your like disclosure on page 58.

Response:  Yamana has revised the Summary of Pro Forma Consolidated Financial Information of Yamana included in the Notice of Variation to remove the pro forma balance sheet information for the year ended December 31, 2006.

Time for Acceptance, page 27

9.              We note the reference here to the possibility of this Offer being withdrawn. Please revise to clarify that you may fail to consummate the Offer only upon the failure of one or more of the listed Offer conditions. You may not, in our view, make an “illusory offer” which may be withdrawn for any reason in the sole discretion of the bidder, pursuant to our rules.

Response:  Yamana has amended the Offer and Circular in the Amendment to clarify the circumstances in which the Offer may be withdrawn by Yamana.

Dividends and Distributions, page 30

10.       We note the disclosure here that by tendering, a Meridian shareholder agrees to assign to you any dividends or other distributions declared with respect to his or her tendered Meridian shares. Please note that in our view, if you reduce the Offer consideration by the amount of any dividend or distribution declared by Meridian, you must inform security holders of this development and may be required to extend the offer to allow shareholders time to react to this information. Please confirm your understanding in your response letter.

Response:  Yamana confirms its understanding of the Staff’s position described in Comment 10.

Conditions of the Offer, page 31

11.       We note the Offer condition in (b) that “the conditions to the completion of the Northern Orion Transaction shall have been satisfied or waived.” Since you have effectively made all conditions to the Northern Orion Transaction conditions to this Offer, please list them here in bullet point fashion, as you do all other Offer conditions. We note the discussion of certain of the conditions to the Northern Orion Transaction on page 47 of the Circular, but we do not believe these conditions are discussed with sufficient specificity.

Response:  Yamana has amended the Offer and Circular in the Amendment to list in bullet point fashion the conditions of the Northern Orion Transaction.

12.       All Offer conditions must be clearly described and outside of the control of Yamana. In this regard, we view the requirement that a listed Offer condition be satisfied or waived in the “sole discretion” of the bidder as the equivalent of a waiver of that condition, requiring the dissemination of additional offering materials and potentially requiring the extension of the Offer. Please revise to include a reasonable discretion standard, as you do for most of the Offer conditions listed here.

Response:  Yamana has amended the Offer and Circular in the Amendment to include a reasonable discretion standard for all the conditions to the Offer.

13.       Refer to the last paragraph in this section. Please clarify that if you waive a material Offer condition, you will disseminate revised disclosure to Meridian shareholders and allow sufficient time in the Offer period for them to react to the new information.

Response:  Yamana has amended the Offer and Circular in the Amendment to clarify that, in the event that Yamana waives a condition that constitutes a material change to the Offer, Yamana will disseminate such material change in a manner reasonably calculated to inform Shareholders of such change and with sufficient time for Shareholders to absorb such new information.

14.       See our last comment above. We note In particular the last listed Offer condition that you be granted access “in a timely manner” to “all non-public information and data relating to Meridian, including without limitation access to Meridian’s mineral project sites…” .” Since Meridian’s board is currently not recommending this Offer, clarify whether your Offer conditions contemplates that these materials be provided by Meridian, or whether you believe you may obtain them from some other source. We may have additional comments.

Response:  In the Notice of Variation, Yamana amended the Offer to eliminate the due diligence condition described in paragraph (m) on page 35 of the Offer and Circular.

Extension, Variation or Change in the Offer, page 35

15.       We note the disclosure on page 37 stating that you will provide withdrawal rights during the subsequent offering period, but that you will also purchase shares as tendered during that period. Describe how mechanically shareholders who have tendered during the Subsequent Offering Period can withdraw. That is, how they can return payment received for tendered Shares? How long may such withdrawal rights be exercised?

Response:  Yamana has amended the Offer and Circular in the Amendment to clarify the process by which Shares tendered during the Subsequent Offering Period, if one is included, may be withdrawn.  The Offer and Circular notes that Meridian shareholders may withdraw Shares tendered during the Subsequent Offering Period, if one is included, at any time prior to the expiry of such Subsequent Offering Period.

Right to Withdraw Deposited Shares, page 39

16.       Refer to the disclosure in the last paragraph of this section on page 40. In your response letter, describe the rights of rescission available to residents in certain provinces of Canada and identify the applicable provinces. In addition, provide your analysis as to why extending different rights to select target shareholders complies with US law.

Response:  The following description of the rescission rights available to residents of certain provinces of Canada is based on information received from Yamana’s Canadian counsel.

With respect to rights of rescission offered to security holders resident in the Province of Ontario, under the Securities Act (Ontario), where a take-over bid circular sent to security holders of an offeree issuer, or any notice of change or variation in respect of the circular, contains a misrepresentation, a security holder may, subject to certain circumstances, without regard to whether the security holder relied on the misrepresentation, elect to exercise a right of action for rescission against the offeror.  The securities legislation in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia and Newfoundland provides security holders resident in those provinces with substantively the same rights of rescission, whereas the Province of Prince Edward Island and the territories of Nunuvut, Yukon and Northwest Territories do not contain such rights of rescission in connection with take-over bid circulars.

The statutory rescission rights referred to in the Offer and Circular and described above are a function of the securities regulatory schemes imposed by the respective Canadian provinces and territories.  The rescission rights exist independently of the Offer.  Yamana respectfully submits that the acknowledgment in the Offer and Circular of rescission rights that may apply to Shareholders resident in certain provinces of Canada, as a matter of provincial law, as required under Canadian disclosure requirements applicable to the Offer, is not properly viewed as a selective “extension” by Yamana of terms to some Shareholders that are not available to all Shareholders.

Market Purchases, page 42

17.       We note the disclosure that the Offeror may enter into during the Offer period arrangements to sell any Shares tendered after the Offer period. Please confirm in your response letter that if the Offeror does so, it will amend the Offer materials to disclose its intentions with respect to such sales and allow a reasonable period of time for Meridian shareholders to absorb this information before the expiration of the Offer.

Response:  Yamana confirms that, in the event that during the Offering period it enters into any arrangements described in Comment 17, it will amend its tender offer materials to disclose its intentions and allow a reasonable period of time for Shareholders to absorb this information prior to the Expiry of the Offer.

Other Terms of the Offer, page 43

18.       We note your disclosure here that Offeror reserves the right to assign or transfer to one or more affiliates the right to purchase tendered Shares. Please note that if Offeror does so, the entity to which the right is assigned may need to be added as a filing person on the Schedule TO-T. This in turn may necessitate an extension of the Offer period and may require the Offering Circular to be revised to provide all of the disclosure required by Schedule TO as to that entity. Please confirm your understanding in your response letter.

Response:  Yamana confirms its understanding of the Staff’s position described in Comment 18.

Northern Orion Transaction, page 46

19.       Please revise the statement here indicating that the summary of the Northern Orion Agreement is not complete. Since this transaction is central to the Offer, all of its material terms must be summarized in the appropriate portions of these Offer materials.

Response:  Yamana has amended the Offer and Circular in the Amendment in response to the Staff’s comment.

Conditions of Closing, page 47

20.       Since this tender offer is conditioned on the closing of the transaction with Northern Orion, all of the closing conditions here are effectively conditions to the Offer. We have asked you in comments above to present them as such. In doing so, we believe the conditions listed here should be presented in greater specificity, such that Meridian shareholders understand what specific events or non-occurrences would allow the Offeror to terminate the Offer. For example, the disclosure here refers to the Northern Orion Agreement being conditioned on “shareholder approvals” but you do not clarify whose shareholders must approve that transaction and the percentage approvals required.

Response:  Yamana has amended the Offer and Circular in the Amendment in response to the Staff’s comment.

Termination, page 47

21.       See our last two comments above regarding the need to clearly and specifically enumerate all conditions to the Northern Orion transaction as effectively conditions to the Offer as well. If the Northern Orion transaction is conditioned on facts or covenants set forth in ancillary documents, Meridian shareholders may need to be provided with access to those documents in order to understand the conditions to the Offer. In this regard, we note the reference to the “mutual disclosure memorandum” at the top of page 48. Please revise or advise.

Response:  Yamana has amended the Offer and Circular in the Amendment in response to the Staff’s comment.

Strategic Rationale – Realization of Operating and Cost Synergies, page 50

22.       The statements here regarding the realization of synergies and “significant annual savings” appear to be inconsistent with the statement made by Yamana’s Chairman and Chief Executive Officer Peter Marrone during a conference call on June 28, 2007.  The transcript of the conference call was filed as Rule 425 material on July 5, 2007.  The transcript reveals the following statement by Mr. Marrone in response to a request to comment on the synergies to be created by the proposed deal: “Frankly, it is relatively small.  Gold mining transactions don’t normally generate significant synergies.  That’s not the reason for pursuing this type of transaction …. So I wouldn’t anticipate that it would be very meaningful synergies number.”  Please revise or advise.

Response:  Yamana respectfully submits that Mr. Marrone’s comments during the June 28, 2007 conference call were directed at Yamana’s rationale for the transaction and in that regard he understood the question relating to cost savings and synergies to refer to immediate cost savings synergies from rationalization of head offices and staff.  He indicated that this is not the key reason for pursuing a transaction of a type similar to the Meridian Offer and Northern Orion Transaction.  In the context of creating an $8 billion company, even savings of this type which could be considered significant would be relatively small and not a meaningful reason for pursuing a transaction.  Mr. Marrone did explain on that call that Yamana believed that significant operational synergies could be achieved, for example, by “… taking Agua Rica and integrating that into Alumbrera.” As such, he was indicating that certain reasons such as operational reasons would provide more value than others.

In Yamana’s July 14, 2007 conference call, the transcript for which was filed on July 15, 2007 as Rule 425 material, Mr. Marrone elaborated on this point:  “In our last call, I was asked about synergies and perhaps I can explain more fully that this is not about cost savings only or standalone, although we will look to see what we can save in costs. But it is about synergies created by allowing the combined company to exploit all of its assets better, more efficiently and to create more value for shareholders, all of this in a company with a proven track record and with a profile that supports our higher valuation.”

Yamana concludes therefore, after reviewing the Offer and the transcripts of the conference call June 28, 2007 conference call that it has not made any inconsistent statements.

Acquisition of Shares Not Deposited Pursuant to the Offer, page 74

23.       Expand the summary of the compelled acquisition process, including the relevant portions of Section 206.1 of the CBCA.

Response:  Yamana advises the Staff that the first and second paragraphs under the heading “Compelled Acquisition” set out the entire content of Section 206.1 of the Canada Business Corporation Act.  Yamana has amended the Offer and Circular in the Amendment to delete the text that states that the description of the compelled acquisition process is a summary.

Pro Forma Financial Statements, page A-1

24.       Please revise your pro forma financial statements to present the individual adjustments gross on the face of the pro forma statements. Alternatively, components of the adjustments may be broken out in a sufficiently detailed manner in the notes to pro forma statements. Provide a clear correlation of the individual pro forma line item adjustments to the related notes to the pro forma adjustments.

Response:  Yamana has amended the Offer and Circular in the Amendment in response to the Staff’s comment.

25.       Please clarify if the tax effects of the purchase price allocation were calculated with reference to the statutory rate in effect during the periods for which the pro forma income statements are presented.  If taxes are not calculated on that basis, or if unusual effects of loss carry forwards or other aspects of tax accounting are depicted, please provide an explanation in your pro forma note, Please refer to Instruction 7 to Rule 11-02(b) of Regulation S-X.

Response:  Yamana has revised the presentation in the pro forma financial statements included in the Notice of Variation. Specifically, Yamana considers Note 6(d)(ii) to the pro forma financial statements to address this point.

26.       Please revise to disclose pro forma reserve information that presents the reserve data by company and in total with a breakdown by geographical region. In addition, provide disclosure of any changes in historical and expected reserve life.

Response:   Yamana has amended the Offer and Circular in the Amendment in response to the Staff’s comment.  A summary of the requested reserve information available as at December 31, 2006 has been added to the Summary of the Offering section of the Offer and Circular. Yamana supplementally advises the staff that there are no changes in historical or expected reserve lives.

Note 1 Basis of Presentation, page A-5

27.       We note that you refer to accounting policies used in the compilation. Please clarify your reference to a compilation.

Response:  Yamana has revised the disclosure in the pro forma financial statements included in the Notice of Variation. Specifically, Yamana has eliminated the use of the word “compilation” and now refers to preparation of the pro forma information.

Note 3 Acquisition of Meridian, page A-6

28.       We note that you have allocated the excess of $3.9 billion of the purchase price over the carrying value of the assets acquired and the liabilities assumed to mineral properties. Please revise your disclosure to report a preliminary purchase price allocation based on your preliminary estimate of the fair value of the assets and liabilities acquired. To the extent that changes are anticipated, include a sensitivity analysis that explains the impact of the differences which you indicate could be material. This comment also applies to your like disclosure on page A-7 regarding the acquisition of Northern Orion.

Response:  Yamana has amended the disclosure in Note 3 and 6 to the pro forma financial statements included in the Amendment. Yamana has included an explanation that, as the Offer is not being conducted on a co-operative basis, Yamana lacks basic information that would allow a more precise allocation. With respect to Northern Orion Yamana has revised the disclosure to provide its initial estimate of the fair value of the interest in Minera Alumbrera and non-producing mineral properties. The remaining unallocated purchase price has been recorded as goodwill.

29.       It appears your proposed transaction will result in the recognition of a significant amount of goodwill. Please expand your disclosure to indicate your preliminary allocation of goodwill to your reporting units and your accounting for goodwill subsequent to the transaction. This comment also applies to your like disclosure on page A-7 regarding the acquisition of Northern Orion.

Response:  Yamana has included a discussion of goodwill and subsequent accounting for goodwill in Notes 3 and 4 to the pro forma financial statements in the Amendment.

Note 6 Effect of Transactions on the Consolidated Pro Forma Financial Statements

(a) Meridian Assumptions, page A-9

30.       We note your disclosure in Note 6(a)(v). Please disclose the expected useful lives or amortization periods of assets acquired and or assets to be acquired in the purchase business combinations and include the related pro forma adjustments that include the effects of applying purchase accounting. In the event that such amounts are not currently measurable, disclose the estimate of the dollar range of such effects. Please refer to Instruction 2 to Rule 11-02(b) of Regulation S-X. This comment also applies to your disclosure in Note 6(b)(iii).

Response:   Yamana has amended the disclosures in Note 6(a)(vii) and Note 6(b)(vii) to the pro forma financial statements in response to the Staff’s comment.  The referenced disclosures provide the expected useful lives and amortization periods and include the related pro-forma adjustments arising from application of purchase accounting.  Yamana has also included an indication of the sensitivity to changes in the relevant assumptions.

31.       We note your disclosure in Note 6(a)(vi). Please clarify if the related debt financing is based on either the current interest rate or the interest rate for which you have a commitment. If actual rates in the transaction can vary from those depicted, please disclose the effect on income of a 1/8 variance in interest rates.

Response:  Note 6(a) to the pro forma financial statements in the Notice of Variation has been revised to provide greater detail of the effective interest rate and the sensitivity to a 1/8% variance in interest rates.

(d) Other Assumptions

32.       Please explain what you mean by your disclosure that the transaction costs of Northern Orion have not been given any effect in the pro forma financial statements.

Response:  Note 6(b) to the pro forma financial statements and the pro forma balance sheet in the Notice of Variation have been revised to give effect to the estimated transaction fees of Northern Orion.

Note 8 – Differences in Generally Accepted Accounting Principles Between Canada and the United States of America, page A-11

33.       We note that you have reported your pro forma financial statements using financial information prepared under Canadian GAAP. We also note that you have reported certain pro forma information prepared under US GAAP. Please revise your disclosure to provide a reconciliation of your Canadian GAAP information to US GAAP. The current disclosure refers to differences between the accounting standards but does not provide a quantified reconciliation.

Response:  Note 8 to the pro forma financial statements included in the Notice of Variation has been expanded to provide a reconciliation between pro forma income under Canadian GAAP to US GAAP and between pro forma assets, liabilities and shareholders equity under Canadian GAAP to US GAAP.

Note 9 Supplementary Information, page A-13

34.       Please clarify in your disclosure how you calculated book value per share and disclose if shares outstanding include securities that could potentially dilute book value in the future.

Response:  Yamana has revised the footnote in Note 9 to the pro forma financial statement included in the Amendment to describe the calculation of book value per shares.

Schedule 1 Pro Forma Consolidated Statement of Operations of Yamana Gold Inc., page A-14

35.       Please refer to this information as pro formas rather than adjusted.

Response:  The pro forma financial statements in the Notice of Variation have been revised in response to the Staff’s comment.

36.       Please remove the adjustment related to the take-over bid expenses or tell us why you expect this adjustment to have a continuing impact as indicated by Rule 11-02(b)(6) of Regulation S-X. Material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in the income of the registrant within the 12 months succeeding the transaction should be disclosed separately.

Response:  Schedule 1 to the pro forma financial statements includes a total of $4,054,000 relating to takeover expenses. These expenses were incurred by Viceroy Explorations Ltd. (“Viceroy”). Of the total amount of the expense, $1,230,000 was incurred prior to September 30, 2006 and $2,824,000 was incurred during the period from October 1, 2006 to October 13, 2006. The total of these expenses were recorded by Viceroy prior to Yamana acquiring control. These expenses do not relate to the current transaction and do not relate to expenses incurred by Yamana. Yamana therefore does not consider that they can be removed from the historical results from operation.

Rule 425 filing on July 5, 2007

37.       We note the following statement by Mr. Marrone in the press release dated July 4, 2007: “Yamana and Northern Orion have been very encouraged by the positive response the proposed transaction has received from shareholders of all three companies, including several of Meridian’s institutional shareholders.” Similarly, a July 5, 2007 article in the Globe and Mail quotes Mr. Marrone as stating that Yamana had had discussions with Fidelity indicating that Fidelity is supportive of the Meridian Offer. The same article further cites Mr. Marrone as having said Royce and Associates, another shareholder of

Meridian, also supports it. However, an August 1, 2007 article in the Globe and Mail quotes a spokesperson of Royce & Associates as stating that “Mr. Marrone’s statement in this regard was wholly inaccurate. Royce & Associates LLC has not taken a position, public or otherwise, with regard to the proposed takeover proposal.” The same article further notes that Fidelity also had renounced Mr. Marrone’s comments and had not taken a position with respect to the Meridian Offer. In your response letter, please explain the basis for Mr. Marrone’s comments as cited here.

Response:  The statement contained in Yamana’s July 4, 2007 press release and referenced in Comment 37 (the “Press Release Statement”) was based on information available to Yamana at the time, including information derived from meetings between representatives of Yamana and certain Meridian institutional shareholders.  Yamana reasonably believed that the Press Release Statement was true at the time it was made.  No Meridian shareholder was identified by name in the July 4, 2007 press release.

Mr. Marrone granted an interview to the Globe & Mail at the newspaper’s request on July 4, 2007 in which he discussed the proposed transaction and responded to a series of questions.  To the best of Mr. Marrone’s recollection, in that interview he was asked a number of specific questions, including: whether Yamana was encouraged by discussions it had had with investors, whether it had had discussions with Meridian’s largest shareholders, and whether Fidelity and Royce & Associates LLC were among Meridian’s largest shareholders. To the best of Mr. Marrone’s recollection, he answered generally about encouragement based on feedback received from shareholders and responded to a series of follow-up questions including if he had met with Fidelity and Royce & Associates LLC.  At that time Yamana reasonably believed that it had received positive feedback to its proposal from the Meridian shareholders with whom it had met. To the best of Mr. Marrone’s knowledge, however, he did not specifically comment on whether any individual shareholder of Meridian had expressed its support for the proposed transaction. The statements attributed to Mr. Marrone contained in the July 5, 2007 Globe & Mail article and referenced in Comment 37 (the “Globe Statements”) were based, to the best of Mr. Marrone’s recollection, on an extrapolation of the answers he gave to the specific questions posed.  Mr. Marrone did not intend to state anything more than Yamana’s view that it was encouraged by the feedback received from Meridian shareholders to that date.

Yamana understands that, subsequent to the July 4, 2007 press release and the July 5, 2007 Globe & Mail article, each of Fidelity and Royce has publicly indicated that it has not taken a position with respect to the Offer.  Accordingly, in order to avoid confusion, in the Amendment, Yamana has revised its disclosure in the Notice of Variation under the caption “8.  Recent Developments” to reflect the statements of Fidelity and Royce contained in the August 1, 2007 edition of the Globe & Mail.

Form F-10 filed July 20, 2007

Reporting Currencies and Accounting Principles, page v

38.       We note your disclosure that the financial statements of Desert Sun Mining Corp. (“DSM”) are incorporated by reference. Please revise your disclosure on page 65 to clarify how this information is incorporated by reference and file an auditors’ consent to the incorporation of Desert Sun Mining’s auditors’ report.

Response:  Yamana has amended the Offer and Circular in the Amendment to delete the reference to the financial statements of Desert Sun Mining Corp. on page v of the Offer and Circular.

Form 40-F for the Fiscal Year Ended December 31, 2006

Exhibit 99.4

39.       We note that your independent auditors have consented to the incorporation by reference of their reports dated March 26, 2007 relating to the consolidated financial statements of Yamana Gold Inc. and management’s report on the effectiveness of internal control over financial reporting in this Annual Report on Form 40-F of Yamana Gold Inc. for the year ended December 31, 2006. However, the auditor’s reports are dated March 29, 2007. Please revise as appropriate.

Response:  Yamana has filed an amendment to its Annual Report on Form 40-F to replace the consents with corrected versions.

Financial Statements

Note 4. Business Acquisitions, page 13

40.       We note that you exchanged options of certain acquired companies for similar securities of your company. Please tell us if any of those shares were unvested at the date of exchange and if so, please tell us if the related value was included in the purchase price.

Response:  During the year ended December 31, 2006, Yamana concluded three business combinations. In each transaction, Yamana deemed the outstanding target company stock options to be exercisable to acquire Yamana common shares based on the applicable exchange ratio for each business combination transaction. In all instances any stock options which were not vested prior to the business combination vested at the closing thereof. Yamana valued the stock options issued using the Black Scholes option pricing model and included the fair value of the stock options as a cost of the acquisition. As there were no vesting provisions to the stock options subsequent to the closing of the business combinations, no deferred compensation arose on the transactions.

Management’s Discussion and Analysis of Operations and Financial Condition, page 1

Note 30. Summary of Principal Differences Between Canadian GAAP and United States Generally Accepted Accounting Principles, page 34

41.       We note your disclosure which indicates the costs of acquiring unproven mineral properties are expensed as incurred under U.S. GAAP. Please refer EITF 04-2 and tell us why you believe this is appropriate.

Response:  Yamana capitalizes the costs of acquisitions on mineral property interests in accordance with the provisions of EITF 04-2.  The disclosure in Note 30 of Yamana’s Management’s Discussion and Analysis of Operations and Financial Condition was a drafting error.  Yamana will amend its disclosure in future filings.

42.       Please tell us and disclose how you define a mine under US GAAP.

Response:  Yamana generally defines a “mine” as a group of assets which together allow for the extraction, processing and sale of metal from a natural occurring geological formation.  More specifically, Yamana considers a mine to have the following characteristics:

•                                 An area in which there exist rights to mineral interests;

•                                 Geological, engineering, and technical analysis (supported by a feasibility study) exists that quantifies reserves and resources and concludes that the extraction and processing of such mineral interests is economic;

•                                 The required equipment, plant and infrastructure (roads, bridges, etc.) which allows for the extraction of the target mineral from the host material; and

•                                 Valid and existing mining licenses and environmental permits to allow extraction and processing activities to proceed in accordance with an economically viable plan.

43.         Please tell us and disclose your accounting policy under US GAAP for deferred stripping when multiple pits exist within a mining complex that share common infrastructure and processing equipment and a common ore body. Specifically, address your accounting for stripping costs associated with the initial overburden removal of newly created pits that are within close proximity to producing pits. Refer to EITF 04-6.

Response:  Yamana’s accounting policy with respect to deferred stripping is in accordance with EITF 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry. Under EITF 04-6, Yamana includes as a component of production cost those stripping costs incurred during the production phase of a mine, except to the extent that they can be attributed to inventory in accordance with normal inventory valuation principles.

Yamana’s US GAAP reconciliation included as a part of its consolidated financial statements for the year ended December 31, 2006, does not include any disclosures with respect to pre-stripping costs incurred during the production stage.  For the year ended December 31, 2006, the accounting treatment of pre-stripping costs did not give rise to a difference under alternative GAAP methodologies.

With respect to Yamana’s specific mine operations, Yamana does not operate multiple pits within a single mining complex.  Following is a discussion of each of Yamana's  six mining operations, the implications of the Staff's comment thereon, and  commentary addressing EITF04-6:

•                           Jacobina, an underground mine where no pre-stripping occurs;

•         Fazenda Brasileiro, principally an underground mine with minor shallow open pits which have been mined at various times for an additional sources of ore feed. The cost of developing and mining these pits has been expensed as incurred. In the future, if a significant pre-strip situation arose it would be reviewed in light of the accounting standards and interpretive announcements in place at the time. Yamana’s general view is that the pre-stripping of a barren cap, at a new deposit within a mine, that gains access to multiple years of future production, should be deferred in order to achieve appropriate matching of costs and revenues;

•                           Chapada and Sao Francisco, which recently came into production and have multiple years of production available from the initial extraction area.  The current mine plan for Chapada contemplates a second pit in approximately three years.  Yamana has not determined the specific accounting treatment for this future development and will continue to review developments on this subject prior to determining the appropriate accounting treatment;

•                           Fazenda Nova, which was a small mining operation that only mined the original developed areas prior to entering into the asset retirement phase in 2007; and

•                           San Andres Mine, which Yamana acquired in early 2006, has not commenced development of any pits since being acquired by Yamana.

In accordance with Yamana’s formulated policy, Yamana considers the following general guidelines to be appropriate, however, actual decisions will depend on the specifics of each case and will involve a significant amount of judgment, when accounting for multiple pits using a common infrastructure:

(a)                      In circumstances where the new development is not closely located to a producing mine or is development of an new ore body, Yamana would account for the pre-stripping costs as if the development was a separately identified mine; and

b)                         In circumstances where the development relates to ensuring or facilitating continued access to a common ore body and the pit is in close proximity to an existing pit, Yamana would account for the costs as a current period expense.

In summary, Yamana confirms that Yamana has not capitalized any costs related to stripping activities associated with the initial overburden removal of newly created pits that are in close proximity to producing pits.  Lastly, Yamana intends to disclose its accounting policy with respect to pre-stripping costs in Yamana’s consolidated financial statements for the year ended December 31, 2007.

44.       Please tell us and disclose your accounting policy under US GAAP associated with drilling and related costs incurred to convert measured, indicated and inferred resources to reserves at your development and/or production stage properties. In addition, please tell us and disclose your accounting policy under US GAAP for costs incurred to identify new resources beyond your existing inferred resources at development of production stage mines.

Response:  Drilling and related costs incurred to convert measured, indicated and inferred resources to reserves at Yamana’s development and/or production stage properties are expensed as incurred under US GAAP.  This includes both drilling and related costs incurred on sites without existing mines and on areas outside the boundary of known mineralized deposits and those incurred to define and delineate a residual deposit that has not been classified as proven and probable.  Upon conversion of resources to proven and probable reserves, such subsequent costs are capitalized as mine development costs.

Costs incurred to identify new resources beyond existing inferred resources at development or production stage mines are expensed as incurred under US GAAP until management is able to demonstrate future economic benefits are probable, which occurs upon the establishment of proven and probable reserves.   Once proven and probable reserves are established, such costs are then capitalized as mine development costs.

45.       We note your disclosure in Item 3 relating to the Sao Francisco mine whereby mining commenced in December 2006, heap leaching of ore occurred in March 2006, and commercial production was declared on August 1, 2006. Please compare and contrast the manner in which you determine when you have reached the production phase of a mine under US GAAP and Canadian GAAP. Please refer to EITF 04-06 and explain, if true, why the date you entered the production stage is the same under Canadian and US GAAP.

Response:  Yamana commenced loading ore on to the leach pads at Sao Francisco in December 2005.  Heap leaching commenced in March 2006.  The gravity plant became fully operational in March 2006 with production of saleable product commencing in March 2006. Under US GAAP, Yamana determined that Sao Francisco had reached the production phase of a mine in March 2006 whereas Yamana determined that Sao Francisco reached the production phase of a mine under Canadian GAAP in August 2006.  With respect to US GAAP the start of the production phase coincides with the start of mining and processing. Under Canadian GAAP, the production commences upon reaching commercial production levels.  As such we continued to capitalize pre-operating expenses under Canadian GAAP for the period from March to August 2006 (commencement of commercial production) that otherwise was expensed under US GAAP.  This created a US – Canadian GAAP difference on Yamana’s 2006 financial statements   (see Note 30 (ii)).

46.       Please clarify how you determine the amounts of depreciation, depletion, and amortization related to plant, property and equipment, and mineral properties under US GAAP. In doing so, please specify how the portion of mineralization expected to be classified as reserves impacts such calculations.

Response:  Yamana provides for depreciation and amortization on plant and equipment on a straight-line basis over the estimated useful life of the asset, except where the useful life of the asset extends beyond the life of the mine, in which case the asset is amortized over the remaining life of the mine.

Mineral interests and development costs are amortized on a unit of production basis over proven and probable reserves. Yamana disclosed its accounting policy under US GAAP in Note 30(i) to its consolidated financial statements for the year ended December 31, 2006 which states: “Capitalized costs are then amortized on a unit-of-production basis based on proven and probable reserves. An additional depletion and exploration expense is required to be recognized under US GAAP.”

Additionally, Yamana carries mineral interests (predominately assets acquired through acquisitions), for which it has identified measured and inferred resources.  The costs related to these properties are not included within the base on which depletion, depreciation and amortization is calculated.  These costs are only included within the depletion base when the resources are converted to reserves.  These costs are tested for impairment as circumstances demand.

Note 31. Controls and Procedures, page 43

47.       We note your disclosure that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim filings). Please revise to include the applicable Rule under the US Securities Exchange Act of 1934.

Response:  Yamana respectfully notes that the disclosure on page 43 of Yamana’s Management’s Discussion and Analysis of Operations and Financial Condition (Exhibit 99.2 to Yamana’s Annual Report on Form 40-F) is drafted to comply with and address the reporting requirements of Canadian securities laws.  Disclosure concerning Yamana’s disclosure controls and procedures intended to address the requirements of the Securities Exchange Act of 1934 may be found on page 1 of the Annual Report on Form 40-F.

48.       We note your disclosure that your disclosure controls and procedures “that are in place” remained effective. Please revise to indicate, if true, that your disclosure controls and procedures were effective.

Response:  Yamana notes that on page 1 of its Annual Report on Form 40-F for the year ended December 31, 2006, it states that its disclosure controls were effective and, therefore, Yamana respectfully submits that no revision is required.

49.       We note that you state there were no significant changes in your internal control over financial reporting. Please confirm to us, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. If applicable, please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting.

Response:  Yamana confirms that there were no changes in internal controls that occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially affect Yamana’s internal controls over financial reporting.

Closing Comments

On behalf of our client Yamana, we hereby confirm to you Yamana’s acknowledgements of the following matters:

•           Yamana is responsible for the adequacy and accuracy of the disclosure in the filing;

•           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           Yamana may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                             *                                    *                                 *                                 *                        *

We believe that the Notice of Variation and the Amendment respond completely to all of the issues raised in the Comment Letter.  If you have any questions regarding this letter or the Schedule TO, please feel free to contact me at (416) 367-7373.

Sincerely,
/s/ Gil I. Cornblum
Gil I. Cornblum

cc:	Peter Marrone
Charles Main
Greg McKnight
Jacqueline Jones
(Yamana Gold Inc.)

Mark Bennett
Sofia Tsakos
Andrea FitzGerald
(Cassels Brock & Blackwell LLP)

Tom Kay
(Deloitte & Touche LLP)

Jonathan Van Horn
(Dorsey & Whitney LLP)